FORM U-6B-2
CERTIFICATE OF NOTIFICATION
under the Public Utility Holding Company Act of 1935 ("Act")

     The Cincinnati Gas & Electric Company ("CG&E"), an Ohio corporation and gas and electric utility subsidiary of Cinergy Corp., a registered holding company under the Act, hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of the Act as further described below:

1.   Type of security: debentures.
2.   Issue, renewal or guaranty:  issuance.
3.   Principal amount:  $100,000,000.
4.   Annual rate of interest:  6.40%.
5.   Date of issue:  April 7, 1998.
6. Date of maturity: April 1, 2008, subject to prior redemption in whole at option of CG&E at any time upon 30 days' notice.
7. Purchasers: Morgan Stanley & Co. Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation, as underwriters.
8.   Collateral:  None.
9.   Net proceeds:  approximately $98,994,000.
10.  Use of proceeds:  Repayment of short-term indebtedness.
11.  Exemption claimed:  Rule 52(a).


                              The Cincinnati Gas & Electric Company


                              By:  /s/ William L. Sheafer
                                   Vice President & Treasurer

Dated: April 13, 1998